Exhibit 99.1

IsoTis OrthoBiologics Receives FDA 510(k) Approval for OsSatura(TM) Dental

LAUSANNE, Switzerland, IRVINE, CA, USA - September 7, 2004 - IsoTis OrthoBiologics (SWX/Euronext: ISON; TSX: ISO) today announced it received 510(k) approval from the US Food and Drug Administration for the use of its advanced synthetic bone graft material OsSatura BCP(TM) in dental applications. The approval allows the Company to further penetrate the US dental market with a synthetic line to complement the existing demineralized bone matrix (DBM) product range. Accounting for approximately 10 percent of the Company’s sales today, the dental field represents a strong area of growth for IsoTis OrthoBiologics.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “The 510(k) approval for OsSatura Dental is excellent news and it allows us to further diversify our product portfolio into a market segment that continues to produce strong growth next to the established orthopaedic and spinal markets. In addition, it enables us to actively explore options for strategic partnerships in the dental field. As we continue to expand our 510(k) filings in the US, this approval represents another milestone for our regulatory team.”

OsSatura(TM)

OsSatura Dental is composed of approximately 80% hydroxyapatite (HA) and 20% (beta)-tricalcium phosphate ((beta)-TCP), similar to human bone in both structure and chemical composition. It is a porous osteoconductive biomaterial featuring interconnected macropores and micropores with an approximate total porosity of 75%. In February 2003, OsSatura was the first synthetic bone substitute to be granted the CE mark on the basis of its osteoinductivity claim in orthopaedic and dental applications due to ectopic bone formation in multiple animal studies.

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology Company, and IsoTis SA, a Swiss-Dutch biomedical Company. IsoTis OrthoBiologics has a product portfolio with several natural and synthetic bone graft substitutes on the market and several others in development, sales of US$ 24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence. IsoTis OrthoBiologics expects to have approximately 140 employees by the end of 2004.

For information contact:

Hans Herklots Tel: +41(0)21 620 6011 Fax: +41 (0)21 620 6060 E-mail: hans.herklots@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

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